

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Via U.S. Mail

Mr. Edward S. Fleury
Chief Executive Officer
Command Security Corporation
Lexington Park, Lagrangeville, New York 12540

> **RE: Command Security Corporation**
> **Form 10-K for the Year ended March 31, 2010**
> **Filed June 25, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 29, 2010**
>
> **File No. 001-33525**

Dear Mr. Fleury:

We have reviewed your supplemental correspondence dated February 7, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation, page 22

1. We have considered the additional information you provided in your letter dated February 7, 2011 in response to the telephonic discussion held on January 26, 2011. In your next response letter, please provide us with a revised summary compensation table for fiscal years 2009 and 2010 reflecting the following:

- the 500,000 options granted to Mr. Fleury in fiscal year 2009; and
- the disclosure of equity awards in the year of grant.

See Section II.A.2.c. of SEC Release No. 33-9089 (December 16, 2009). As applicable, include any other corrections to the table. In addition, tell us whether you intend to include fiscal year 2009 executive compensation in your summary compensation table in your fiscal year 2011 Form 10-K disclosure.

Please file all correspondence over EDGAR. You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Andrew Hulsh
        Mayer Brown
        Via Facsimile: (212) 262-1910